FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month August 2016 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On August 9, 2016, the Registrant Announce to Present at Upcoming
Conferences

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 9, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Present at Upcoming Conferences

Will Present at the Oppenheimer 19th Annual Technology, Internet &
Communications Conference in Boston and at the Jefferies Semiconductor, Hardware
& Communication Infrastructure Summit in Chicago

MIGDAL HAEMEK, Israel – August 9, 2016 – TowerJazz, (NASDAQ: TSEM), the global specialty foundry leader, today announced that its management will present today at the Oppenheimer 19th Annual Technology, Internet & Communications Conference in Boston and the Jefferies Semiconductor, Hardware & Communication Infrastructure Summit in Chicago.

The Oppenheimer 19th Annual Technology, Internet & Communications Conference will take at the Four Seasons Hotel in Boston.  TowerJazz’s CEO, Mr. Russell Elwanger, will present at 9:05pm on August 9, 2016.

The Jefferies Semiconductor, Hardware & Communication Infrastructure Summit will take at the Ritz Carlton Hotel in Chicago. TowerJazz’s Senior Vice President and General Manager, Dr. Marco Racanelli will be attending on August 30, 2016.

At both conferences there will be an opportunity for investors to meet one-on-one with management.  Interested investors should contact the conference organizers or the Investor Relations team at TowerJazz at towerjazz@gkir.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm), and four in Japan (200mm & 300mm). Three of the Japan fabs are available through TowerJazz Panasonic Semiconductor Company (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz offers leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies. For more information, please visit: www.towerjazz.com.

Contact:
Tower Semiconductor Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	GK Investor Relations Kenny Green, (646) 201 9246 towerjazz@gkir.com